FMI Funds

Regular Application
New Account

Please do not use this form for IRA accounts.

Mail to: FMI Funds
c/o U.S. Bancorp Fund Services, LLC
PO Box 701
Milwaukee, WI 53201-0701

Overnight Express Mail to: FMI Funds
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan St. FL 3
Milwaukee, WI 53202-5207

For additional information, please call toll-free **1-800-811-5311** or visit us on the web at **www.fmifunds.com**

Important Information — Please Read — In compliance with the USA PATRIOT Act, all financial institutions (including mutual funds) are required to obtain, verify, and record the following information for all registered owners or others who may be authorized to act on an account: ***full name, date of birth, Social Security number, and permanent street address. Corporate, trust, and other entity accounts require additional documentation.*** This information will be used to verify your true identity. We will return your application if any of this information is missing, and we may request additional information from you for verification purposes. In the rare event that we are unable to verify your identity, the Fund reserves the right to redeem your account at the current day's net asset value.

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1. Investor Information – *Select one*

❑ Individual

FIRST NAME ______ M.I. ______ LAST NAME ______ DOB (Mo / Dy / Yr) ______

SOCIAL SECURITY NUMBER ______

❑ Joint Owner

FIRST NAME ______ M.I. ______ LAST NAME ______ DOB (Mo / Dy / Yr) ______

SOCIAL SECURITY NUMBER ______

Registration will be Joint Tenancy with Rights of Survivorship (JTWROS) unless otherwise specified.

❑ Gift to Minor

CUSTODIAN'S FIRST NAME (ONLY ONE PERMITTED) ______ M.I. ______ LAST NAME ______ DOB (Mo / Dy / Yr) ______

CUSTODIAN'S SOCIAL SECURITY NUMBER ______

MINOR'S FIRST NAME (ONLY ONE PERMITTED) ______ M.I. ______ LAST NAME ______ DOB (Mo / Dy / Yr) ______

MINOR'S SOCIAL SECURITY NUMBER ______ MINOR'S STATE OF RESIDENCE ______

❑ Corporation/Trust*

NAME OF TRUST/CORPORATION/PARTNERSHIP AND STATE OF ORGANIZATION ______

❑ Partnership*

NAME(S) OF AUTHORIZED INDIVIDUAL(S) ______

❑ Other Entity*

SOCIAL SECURITY NUMBER / TAX I.D. NUMBER ______ DATE OF AGREEMENT (Mo / Dy / Yr) ______

* You must supply documentation to substantiate existence of your organization (i.e. Articles of Incorporation / Formation / Organization, Trust Agreements, Partnership Agreement, or other official documents.)
Remember to include a separate sheet detailing the full name, date of birth, Social Security number, and permanent street address for all authorized individuals.

2. Physical Street Address (PO Box is not acceptable)
(Residential Address or Principal Place of Business – No Foreign Addresses)

STREET ____________ APT/SUITE ____________

CITY ____________ STATE ____ ZIP CODE ____________

DAYTIME PHONE NUMBER ____________ EVENING PHONE NUMBER ____________

☐ Mailing Address (if different from Physical):
If completed, this address will be used as the Address of Record for all statements, checks, and required mailings. No foreign addresses.

STREET ____________ APT/SUITE ____________

CITY ____________ STATE ____ ZIP CODE ____________

☐ Duplicate Statement #1
Complete only if you wish someone other than the account owner(s) to receive duplicate statements.

NAME ____________

STREET ____________ APT/SUITE ____________

CITY ____________ STATE ____ ZIP CODE ____________

☐ Duplicate Statement #2
Complete only if you wish someone other than the account owner(s) to receive duplicate statements.

NAME ____________

STREET ____________ APT/SUITE ____________

CITY ____________ STATE ____ ZIP CODE ____________

3. Investment Choices

☐ By check: Make check payable to the FMI Funds. $ ____________
Note: Cashier's checks, money orders and third party checks are not accepted.

☐ By wire: Call 1-800-811-5311. Indicate amount of wire: $ ____________
Please note, a completed account application is required in advance of your wire.

Fund Name		Investment Amount $1,000 Minimum per Investment	Distribution Options: Capital Gains & Dividends Reinvested	Capital Gains Reinvested & Dividends in Cash*	Capital Gains in Cash* & Dividends Reinvested	Capital Gains & Dividends in Cash*
FMI Common Stock Fund**	#134	$____________	☐	☐	☐	☐
FMI Large Cap Fund	#133	$____________	☐	☐	☐	☐
FMI Focus Fund	#136	$____________	☐	☐	☐	☐
FMI Provident Trust Strategy Fund	#137	$____________	☐	☐	☐	☐

If nothing is checked, all distributions will be reinvested.

** FMI Common Stock is currently closed to new investors.

* Unless otherwise indicated, cash distributions will be mailed to the appropriate address in Section 2.

4. Exchange Privilege

If investment is by exchange, such exchange should be:

		EXCHANGE MADE FROM: Account Number	Amount of Exchange	or	Number of Shares	EXCHANGE MADE TO: Account Number
FMI Common Stock Fund	#134	____________	$____________		____________	____________
FMI Large Cap Fund	#133	____________	$____________		____________	____________
FMI Focus Fund	#136	____________	$____________		____________	____________
FMI Provident Trust Strategy Fund	#137	____________	$____________		____________	____________
First American Prime Obligations Fund	#135	____________	$____________		____________	____________

$1,000 minimum to open new account. I understand that exchanges between the Funds are taxable transactions.

Note: FMI Common Stock is currently closed to new investors.

5. Automatic Investment Plan

I would like to establish an Automatic Investment Plan for the FMI Funds as described in the applicable Prospectus. Based on these instructions, U.S. Bancorp Fund Services, LLC ("USBFS"), the Transfer Agent for the FMI Funds, will automatically transfer money directly from my checking, NOW account or savings account on the _______ day of the month, or the first business day thereafter, to purchase shares in the applicable FMI Fund. If no date is indicated then the 20th of the month will be selected. If the automatic purchase cannot be made, a $25 fee will be assessed.

Please start the Automatic Investment Plan on this month, day and year: ______________________________

Please debit my bank account ($50 minimum) on a ❑ monthly ❑ quarterly basis, to be invested in my:

		Account Number	Amount	Amount of AIP
FMI Common Stock Fund	#134	________________	$________________	$______________
FMI Large Cap Fund	#133	________________	$________________	$______________
FMI Focus Fund	#136	________________	$________________	$______________
FMI Provident Trust Strategy Fund	#137	________________	$________________	$______________
First American Prime Obligations Fund	#135	________________	$________________	$______________

I (we) authorize you via the ACH Network to honor all debit entries initiated through U.S. Bank, N.A. on behalf of USBFS. All such debits are subject to sufficient collected funds in my account to pay the debit when presented.

Please attach a voided check to Section 8 of this application. We are unable to draft or credit your account via EFT if it is a mutual fund or pass-through ("for further credit") account.

6. Systematic Withdrawal Plan

Your signed application must be received at least 15 business days prior to initial transaction.

Systematic Withdrawal Plan ("SWP") ($10,000 minimum account balance) – permits the automatic withdrawal of funds.

❑ Payments will be mailed to the address in Section 2

-OR-

❑ Payments will be deposited directly into your bank account. **Please attach a voided check to Section 8 of this application. We are unable to credit mutual fund or pass-through ("for further credit") accounts.**

Make payments ❑ Monthly ❑ Quarterly ❑ Annually starting with the month given here:

		Amount per Withdrawal	Account Number	SWP Start Month	SWP Start Day
FMI Common Stock Fund	#134	$______________	______________	______________	______________
FMI Large Cap Fund	#133	$______________	______________	______________	______________
FMI Focus Fund	#136	$______________	______________	______________	______________
FMI Provident Trust Strategy Fund	#137	$______________	______________	______________	______________

7a. Telephone Purchase

You may purchase shares of any FMI Fund by telephone with payment by Electronic Funds Transfer (EFT) from your designated U.S. bank account, by checking the option below:

❑ Yes, I want the telephone purchase option.

Call USBFS at 1-800-811-5311 to make a telephone purchase. You must provide bank account information and attach a voided check to Section 8 of this application.

7b. Telephone Redemption and Exchange

You may redeem shares by telephone ($500 minimum, $50,000 maximum). The proceeds will be mailed to the address in Section 2. Proceeds may also be deposited directly into your bank account by Electronic Funds Transfer (EFT) or by wire. Please complete Section 8 if proceeds are to be deposited into your bank account or wired. You may also exchange shares by telephone. **<u>Establishment of the telephone redemption option and the telephone exchange option are automatic unless you check the boxes below</u>.**

❑ I do **NOT** want to establish a telephone redemption option.

❑ I do **NOT** want to establish a telephone exchange option.

* **For Electronic Funds Transfer (EFT) or wire transactions, you must provide bank account information and attach a voided check. Currently USBFS charges $15.00 for each wire redemption, but does not charge a fee for EFT's.** Call USBFS at 1-800-811-5311 to make telephone redemption or a telephone exchange.

8. Bank Account of Record

Your U.S. bank account information must be on file in order to exercise telephone purchase privileges, receive distributions or redemption proceeds by ACH/Electronic Funds Transfer (EFT) directly to your bank account, receive redemption proceeds by wire, or establish an AIP. If you do not provide bank information, any dividends and distributions not reinvested, and the proceeds of any redemption, will be paid by check mailed to your mailing address of record provided in Section 2. At least one name on the bank account must match exactly the name in your account registration information. For Checking Accounts: a blank voided check is necessary to provide account and bank routing information and must accompany this application (mutual fund money market checks may not be used). For Savings Accounts: provide verification of your bank's ABA number and your savings account number below. Your bank must be a member of the Automated Clearing House (ACH) to effect Electronic Funds Transfer (EFT) transactions.

NAME OF BANK

❑ CHECKING (attach a voided check) ❑ SAVINGS

BANK'S ABA NUMBER (for savings accounts only)

SAVINGS ACCOUNT NUMBER

PLEASE ATTACH A VOIDED CHECK HERE

If you have completed Section 5 or 6, or if proceeds are to be sent to your bank account, or if proceeds are to be wired

9. Signature and Certification Required by the Internal Revenue Service

I have received, understand and agree to be bound by the terms of the prospectus for the applicable FMI Fund (the "Fund"). I certify that I am of legal age and have legal capacity to make this purchase.

The applicable Fund, its transfer agent, and any officers, directors, employees, or agents of these entities (collectively "FMI Funds") will not be responsible for banking system delays beyond their control. By completing sections 5, 6, 7a, or 8. I authorize my bank to honor all entries to my bank account initiated through U.S. Bank, NA, on behalf of the applicable Fund. The FMI Funds will not be liable for acting upon instruction believed to be genuine and in accordance with the procedures described in the prospectus or the rules of the Automated Clearing House.

Under penalty of perjury, I certify that (1) the Social Security number or taxpayer identification number shown on this form is my correct taxpayer identification number, and (2) I am not subject to backup withholding either as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding. (3) I am a U.S. person (including a U.S. resident alien).

The IRS does not require your consent to any provision of this document other than the certification required to avoid backup withholding.

SIGNATURE OF OWNER* DATE (Mo / Dy / Yr)

SIGNATURE OF OWNER* DATE (Mo / Dy / Yr)

* If shares are to be registered in (1) joint names, both persons must sign, (2) a custodian for a minor, the custodian should sign, (3) a trust, the trustee(s) should sign, or (4) a corporation or other entity, an officer should sign and print name and title on the space provided for the Joint Owner.

Application Checklist

Before you mail, have you:

❑ Completed all USA PATRIOT Act required information?
- Social Security or Tax ID number in Section 1?
- Birth date in Section 1?
- Full name in Section 1?
- Physical street address in Section 2?

❑ Enclosed additional documentation from Section 1, if applicable?

❑ Enclosed your personal check made payable to the FMI Funds? (Reminder: Cashier's checks, money orders and third party checks are not accepted.)

❑ Included a voided check in Section 8 if applicable?

❑ Signed your application in Section 9?